Exhibit 99.1

Review and Valuation of the Mineral Assets

of

Zeehan Zinc Limited

Prepared for

Zeehan Zinc Limited

by

Anderson & Schwab Australia Limited

This report has been prepared at the request of Zeehan Zinc Limited. The purpose of this report is to provide information to Zeehan Zinc Limited to assist it in providing an analysis and view to the Directors, management and ordinary shareholders of Zeehan Zinc Limited relating to that Company’s determination to raise the capital necessary for it to develop its mineral assets at Zeehan, Tasmania. The report, prepared by Anderson & Schwab Australia Limited, has determined values for the mineral assets of the company. These valuations are based on information supplied by management, directors and staff of, and consultants to, Zeehan Zinc Limited; consultants reports based on investigations into various assets belonging to Zeehan Zinc Limited; publicly available information and reviews of data collected, collated and assessed by consultants to the Company. This report may accompany commentary provided by Zeehan Zinc Limited on their opinions with regard to their capital raising activities but the report must be provided in its entirety. The report has been completed in accordance with the terms and conditions described herein and set forth in our agreement with Zeehan Zinc Limited.

01 December 2005

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

CONTENTS

1.	INTRODUCTION		1
	1.1.	Background	1

2.	SUMMARY AND VALUATION		2
	2.1.	Executive Summary	2
	2.2	Valuation	3

3.	METHODOLOGY AND APPROACH		4
	3.1.	Introduction	4
	3.2.	Valuation Methods	5
	3.2.1.	Summary	5
	3.2.2.	Orderly Realisation Of Assets Method	5
	3.2.3.	Net Present Value Of Future Cash Flows Method	5
	3.2.4.	Multiple Of Exploration Expenditure Method	6
	3.2.5	Joint Venture Terms	6
	3.2.6	In Situ Values Method	6
	3.2.7	Comparable Transactions Method	6
	3.2.8	Alternative Acquirer Method	7
	3.2.9	Capitalisation Of Future Maintainable Earnings Method	7
	3.3	Material Issues	7
	3.4	Other Matters	7

4	ZEEHAN ZINC LIMITED		8
	4.1	Introduction	8
	4.2	Tenements	8
	4.3	Zeehan Field (includes 48 mines/old workings)	9
	4.4	Comstock District (includes 27 mines/old workings)	9
	4.5	Exploration Licences - Updates	9
	4.6	Previous Mining Activities	11
	4.6.1	Comstock District	11
	4.6.2	Zeehan Field	12
	4.7	Geology and Mineralisation	13
	4.7.1	Comstock District	13
	4.7.2	Zeehan Field (Oceana Mine)	13
	4.8	Site Visit	14
	4.9.1	Allison’s Lode	15
	4.9.2	West Comstock Lode	15
	4.9.3	Balstrup Fault	16
	4.9.4	Oceana	16
	4.10	Safety, Environment and Rehabilitation	17
	4.11	Valuation of Mineral Assets	17
	4.11.1	Valuation Summary	17
	4.11.2	Valuation of Development Properties	18
	4.11.3	Valuation of Exploration Assets	20

5	REFERENCES		22
	5.1	Access To Senior Management	22
	5.2	Sources of Information	22

i

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

	5.3	Business and Technical Planning Systems	22

6	GENERAL		23
	6.1	Qualifications	23
	6.2	Fees	23
	6.3	Compliance	23
	6.5	Indemnity	24
	6.6	Consent	24
	6.7	Limitation	24
	6.8	Factual and Confidentiality Review	25

APPENDIX I – PHOTOGRAPHS			I

APPENDIX II – REFERENCES			VI

ii

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

1.	INTRODUCTION

1.1. BACKGROUND

Zeehan Zinc Limited (ZZL) is an unlisted Australian public company. The principal activities and assets of ZZL are the evaluation and potential development of the Comstock and Oceana lead, zinc and silver ore bodies located near the township of Zeehan, western Tasmania, Australia.

ZZL is seeking to secure finances sufficient to enable it to continue to develop its mining and exploration properties and to commence production of lead and zinc concentrates. Anderson & Schwab Australia Limited (“A&S”) has been engaged by ZZL to undertake an independent review and valuation of these mineral assets. A&S’ Report will be provided to the directors, management and shareholders of ZZL for their use in raising funds from potential investors or financiers. A&S acknowledges that its report may be made available to persons outside ZZL as part of its financing activities and has given its consent for ZZL to use its findings subject to the terms and conditions set out in this report.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

2.	SUMMARY AND VALUATION

2.1.	EXECUTIVE SUMMARY

•	ZZL, at the request of A&S, recently commissioned two separate qualified geologists to undertake reviews and estimations of the lead, zinc and silver resources contained within the Comstock and Oceana properties located near Zeehan, western Tasmania. Both geologists are regarded as “Competent Persons” under the requirements of the JORC Code. In reviewing each geologist’s report for the Allison’s deposit it is apparent that different estimation methods have been employed and that as a result quite different results have been obtained. While it is not currently possible to say that one is correct and the other incorrect A&S has undertaken valuations using data obtained from both sources. The difference in final valuations obtained using the NPV method for both sets of information was small and in our opinion, not materially significant.

•	A&S has considered the classifications and resources estimates provided by these competent persons and has used this information to undertake an estimation of the value of the Company’s development projects. In undertaking its estimation of the value of ZZL’s development properties A&S has been mindful that no ore reserve estimations are available and that the vast majority of ZZL’s minerals resources are classified at the lower level that being Inferred Resources. Nevertheless, where sufficient data is available, such as at the Allison’s Lode, an upgrade in classification appears to have been readily obtained. A&S has used the JORC Inferred Resources data on the basis that it has provided sufficient comfort to enable an indicative valuation of the properties using the NPV method.

•	The retention of the Mining Leases and Exploration Licences is critical to the company’s valuation and as A&S understands the situation, the Minister has indicated that no action to remove the properties from ZZL will be undertaken until renewal application are reviewed in December 2005 and early 2006.

•	A&S has utilized two methods to value the mineral assets of the Company. The first method involves the calculation of the Net Present Value of the Discounted Cash Flows of the resources based on our understanding of various parameters of production, processing, and marketing. This method is commonly used in the resources industry and can be applied to a project where a resource has been identified. In this instance A&S has used this method to calculate a value for the projects that are under development or those projects where a resource has been defined although development is still in its early stages. The second method, Exploration Expenditure Method (EEM), has been used to calculate the potential value of the exploration properties owned by the company.

•	ZZL will need to undertake a thorough programme of infill and development drilling in order to upgrade its current mineral resources to ore reserves classification. The resources at Allison’s are currently the only ones that have been delineated in sufficient detail to allow for any degree of certainty as to the volumes and grades of the underlying ore bodies.

•	Contained within the Company’s exploration areas are a large number of old, small-scale mines and workings. Little exploration effort has so far been directed at these workings as the company has focused its endeavours in recent times on developing the minerals resources within its Mining Leases. These efforts have fortunately provided it with a better understanding of the structural and mineralogical issues associated with the area and should enable it to better evaluate these exploration properties in the future.

•	Company management is a very competent and skillful operator of small-scale, open-cut base metal mining operations. It is very focused on extracting value from its assets and is developing an operating culture that should ensure its future profitability.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

2.2	VALUATION

We have undertaken an assessment of ZZL’s mineral assets. These include exploration properties and mining leases. The mining leases are in various stages of development and at the Comstock area significant early stage mining operations are taking place. A crushing and minerals processing plant has also been constructed near to this property and the company has in recent years constructed a powerline and transformer to supply power to the operations as well as constructing an access road from Zeehan township to the site of the operations. Other properties owned by the Company are less well developed although the Oceana deposit has had sufficient geological work undertaken on it to enable an Inferred Resource classification to be determined. The exploration properties are in various stages of exploration understanding with several having small identified orebodies that have yet to have any significant delineation work completed on them.

Our valuation has been based on key input assumptions supplied by ZZL’s management, from the resources estimations by the independent geologists and from Business Plans and technical and financial reports prepared by independent resources consultants. Some of these consultants have worked on the development of these projects over several years and their continuous up grading of data inputs has been of value to us in our assessment of the projects. Where possible, A&S has attempted to verify these data inputs, but where this has not been possible we have relied on the data supplied by these consultants.

The input assumptions that we have used include: Resources figures, metal grades, metal recovery factors, estimated annual production schedules, costs of operations, metals prices opinions, exchange rates, discount rates. We have not made any assumptions regarding taxation as this is a corporate issue and not necessarily a project issue. Our valuation for the mineral tenements, which is the aggregate of the estimated fair market value of the company’s mineral assets, as at the date of this report, is estimated to be between $112.4 million and $190.1 million.

Table 2-1 provides our valuation estimates and the valuation method for the mineral assets of ZZL. Each of the valuation methods is discussed in detail in Section 2.2.

Table 2-1: Valuation of ZZL Assets – Summary

Asset	Valuation Method	Value
		Low		High
Allison’s, Comstock, Balstrup	NPV of discounted future cash flows	$93.5	m	$166.5	m
Fault, Main Lode and Ocean
Deposits
EL 20/2002, EL 30/2002,	Multiple of Exploration Expenditure	$18.9	m	$23.6	m
EL 18/2003

Total		$112.4	m	$190.1	m

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

3.	METHODOLOGY AND APPROACH

3.1.	INTRODUCTION

The purpose of this report is to provide a technical assessment and valuation of ZZL’s mineral assets. In providing our valuations we have followed the provisions of the Valmin Code of the Australasian Institute of Mining and Metallurgy (“The AusIMM”) in undertaking our assessments of the tenements.

In general, a valuation is derived by considering a technical value, reflecting the assessed future net economic benefit of the project, which can be adjusted by way of premium or discount for given market and other conditions presently applicable to determine a fair market value. With this in mind, the application of standard valuation methodologies, while possible, may not indicate a realisable value, as the ability of a potential purchaser to utilise the asset for commercial advantage or otherwise gain from its ownership, may not be achievable.

In assessing the value of ZZL’s tenements we are mindful that most of the company’s resources contained within its development properties are according to JORC guidelines, classified as being Inferred Resources. Only at the Allison’s lode are higher quality classifications available. Nevertheless, given that the resources are JORC classified, therefore signaling that there is a degree of certainty associated with them, A&S believes that it is appropriate to use these data in calculating a value for the assets. We caution however that the valuations derived from these resources have been obtained from calculations involving financial models that have utilised a range of assumptions that may or may not be appropriate under other economic conditions.

The Company’s exploration properties have all been subjected to significant prospecting, exploration and small scale mining activities over many years. In recent years the Company has tended to focus its exploration activities on attempting to identify ore bodies in close proximity to pending mine developments in an effort to provide greater surety of feedstock for its milling operations. While little “grass roots” exploration work has been undertaken in recent years the Company does have an extensive list of potential mineral resource targets already identified from earlier mining and exploration activities within its exploration properties. While we are aware that ZZL has written down some of its exploration expenditure on its exploration leases we are also cognizant that the “value” of these leases is determined by factors other than an accounting treatment. As such, the application of valuation methodologies needs to be carefully considered.

All references to dollars within this report are to Australian Dollars except where specifically identified.

A&S has not been engaged to provide independent verification of all Resources figures provided in this report. Prior to accepting this assignment we sought clarification on the validity of the resources data provided. At A&S’ request, ZZL undertook to review this information and to provide to us Resources information that had been reviewed, estimated and/or approved by a “Competent Person” as defined by the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (“JORC Code”). Two separate and independent reports were obtained and A&S was provided with all information. In reviewing each geologist’s report for the Allison’s deposit it is apparent that different estimation methods have been employed and that as a result quite different results have been obtained. While it is not currently possible to say that one is correct and the other incorrect A&S has undertaken valuations using data obtained from both sources. The difference in final valuations obtained using the NPV method for both sets of information was small and in our opinion, not materially significant.

Where practicable, we endeavoured to identify that the input data provided in the various reference materials that we used were valid, appropriate or calculated according to established principles. Where we could not satisfy ourselves as to the veracity of the figures we took steps, as deemed appropriate, to ensure that the information that we used was valid. Where A&S has used data provided by ZZL management or other consultants, we have credited the sources of our information.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

For the purposes of this report and in consideration of the extensive development activities that ZZL has undertaken at its Comstock operations it was considered entirely appropriate that a site visit be undertaken. An A&S associate visited the site on 1 November 2005 in the company of David Tanner, Director and Paul Heath, Senior Mine Geologist to review operations and to view the geology of the exposed ore bodies. On completing the field visit meetings were held with ZZL management and directors in Hobart to review and collect data and information relating to the Company’s projects. A continuous dialogue between ZZL management and A&S has been maintained during the course of this assignment.

3.2.	VALUATION METHODS

3.2.1.	SUMMARY

The commonly used valuation methods for mineral assets that we have considered, and/or adopted where considered appropriate, to determine the value of the mineral assets of the Company, include:

•	The Orderly Realisation Of Assets method

•	The Net Present Value Of Future Cash Flows method

•	The Multiple Of Exploration Expenditure method

•	Joint Venture Terms

•	In Situ Values Method

•	Comparable Transactions method

•	The Alternative Acquirer method

•	The Capitalisation Of Future Maintainable Earnings method

3.2.2.	ORDERLY REALISATION OF ASSETS METHOD

The value achievable in an orderly realisation of assets is based on an assessment of the net realisable value of a business or asset, assuming its orderly realisation. Costs associated with the sale of the business or assets are included in the assessment. This technique is appropriate for minerals businesses, which typically have individually definable assets, with relatively high values compared to earnings and cash flows, and is applicable to minerals and minerals exploration businesses, in which individual properties and interests in individual properties are frequently bought and sold. We considered this method to be inappropriate for the valuation of the exploration properties owned by ZZL as these properties are regarded as having relatively low values with no apparent short-term capacity to generate cash flows, as such the capacity to realise their value in an orderly manner is extremely low. This method is also believed to be inappropriate for the valuation of the development properties as, while easily definable, are restricted to a small area and are integral to the on going operations of the company.

3.2.3.	NET PRESENT VALUE OF FUTURE CASH FLOWS METHOD

The Discounted Cash Flow (DCF) valuation method is based on the premise that the value of a business is the net present value of its future cash flows. In the mining business, this method requires assessment of:

•	mineral reserves and resources;

•	the appropriate mining and processing methods to exploit and market those reserves; and

•	an analysis of future production, production costs, market prices, cash flows, capital requirements and capital costs for the life of the potential reserves.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

This technique is particularly appropriate for a minerals investment with defined reserves and/or resources and is the most common approach to valuation in the minerals industry. A&S regard this methodology as being the most appropriate for valuing the development assets of ZZL.

3.2.4.	MULTIPLE OF EXPLORATION EXPENDITURE METHOD

We have used the “Multiple of Exploration Expenditure” method to estimate the realisable (market) value of ZZL’s exploration properties. While ordinarily this method is used to assess value for a “grass-roots” exploration property, A&S has not been able to identify any other methodology that is appropriate for valuing what could be described as the “reasonably mature” exploration properties owned by ZZL. Accordingly, we have modified slightly the application of this method to take into consideration this “maturity” aspect. In this method, the total historical costs of acquiring and exploring the property up to the present point in time, plus committed and approved future exploration expenditure, is taken as the base. To this is applied an “exploration effectiveness multiplier”, a measure of the usefulness of the expenditure to the development of future exploration programmes and the effective equity interest.

The result is adjusted by applying a “prospectivity enhancement multiplier” (PEM) representing the valuer’s opinion of the company’s potential success (or otherwise) in upgrading the prospectivity of the property. This factor would normally lie in the range of 0 to 3, with zero representing a complete write-off, and a value greater than one applying where exploration had successfully upgraded the property. The selection of the appropriate enhancement factor is subjective and dependent on the valuer’s experience and judgement.

This method is appropriate for the valuation of ZZL’s base metals properties.

3.2.5	JOINT VENTURE TERMS

The terms of a joint venture agreement or proposed agreement indicate the value placed on a property by a (usually) knowledgeable incoming partner who is prepared to invest in the property to earn an interest. This method has to take into consideration the full details of the agreement, particularly the terms under which the incoming partner can withdraw. A&S has not been able to identify any recent joint venture arrangements in this region that would allow us to make an informed judgement at to the potential value.

3.2.6	IN SITU VALUES METHOD

Where some data on tonnage and grade exists such as the resource estimates for Comstock and Oceana, a discounted subjective profit margin per unit of production is sometimes used based on the valuer’s experience and judgement. This works best for simple situations such as gold deposits. With polymetallic deposits such as these, which may have several process options and for which there is likely to be a very heavy capital influence to project economics, A&S has determined that this method is inappropriate in this instance and has not been used.

3.2.7	COMPARABLE TRANSACTIONS METHOD

Comparable transactions relate to the values of reasonably recent transactions for other properties that are judged to be similar and / or in the same region as the property in question. As such transactions are often of a joint-venture nature, it is necessary to discount the apparent value for time and for the probability of the earning expenditure being completed or adjust them for other payments such as royalties to be triggered by successful exploration.

We have not used this process as we are not aware of any recent transactions in this general area that would allow us to value the mineral assets of ZZL.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

3.2.8	ALTERNATIVE ACQUIRER METHOD

The “Alternative Acquirer” valuation method considers the premium price that an alternative acquirer is prepared to pay for a business to gain entry into a business, or to achieve economies of scale, reductions in competition and synergies with existing operations, or other factors. We have not applied this method to ZZL as we are unaware of any potential acquirers and the value of ZZL is specific to an individual acquirer.

3.2.9	CAPITALISATION OF FUTURE MAINTAINABLE EARNINGS METHOD

The “Capitalisation of Maintainable Earnings” methodology, which values an entity based on an empirically derived multiple of maintainable earnings, is appropriate where the earnings of a business are stable and sufficient to justify a value exceeding the value of the underlying assets. A&S has not used this method to provide a value for ZZL as it is at this stage an exploration and development company with no stable earnings profile.

3.3	MATERIAL ISSUES

The following issues have been considered by A&S during the valuation process as they are regarded as being material to this assessment.

•	ZZL’s stated resource base and a strong reliance on a high rate of conversion of resources to reserves to obtain future levels of production;

•	ZZL’s reliance on retaining ownership of its mining tenements by a requirement of Government to upgrade its resources to reserves and provide a mine development plan;

•	ZZL’s ability to successfully appraise its exploration properties and delineate further resources;

•	ZZL’s small management team has a proven ability to extract value from its assets and its knowledge of the industry in which it operates.

3.4	OTHER MATTERS

This report has been prepared in accordance with the requirements of the Australasian Institute of Mining and Metallurgy’s VALMIN Code.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4	ZEEHAN ZINC LIMITED

4.1	INTRODUCTION

Zeehan Zinc Limited (ZZL) is an unlisted public company formed to mine and process mineral deposits in the vicinity of Zeehan, Tasmania, Australia. Oceania Tasmania Pty Ltd (OT) and ZZ Exploration Pty Ltd (ZZE) are fully owned subsidiaries of ZZL.

OT currently holds mining leases 123M/47, 43M/85, 19M/95 and 9M/2002. ZZE currently holds Exploration Licences 20/2002, 30/2002 and 18/2003.

4.2	TENEMENTS

See Table 1 for ZZL tenement summaries.

Table 4.2-1. ZZL Tenement summaries

Tenement	Area	Grant Date	Expiry Date	Expenditure Commitment	Owner	Notes
EXPLORATION LICENCES (ELs)

EL20/2002	71 sq.km.	31 Jan 2003	31 Jan 08 (1)	$875,000 Years 1 and 2 (2)	ZZE Pty Ltd	Category 1 minerals (Zeehan Field)

EL30/2002	8 sq. km.	31 Jan 2003	31 Jan 08 (1)	$505,000 Years 1 and 2 (2)	ZZE Pty Ltd	Category 1 minerals (Comstock District)

EL18/2003	14 sq.km.	10 Feb 2005	10 Feb ‘10	$10,500 Years 1 and 2	ZZE Pty Ltd	Categories 1,3,4 and 5a minerals (Comstock District)

MINING LEASES (MLs)

123M/1947	146 ha	(3)	1 Sep 05 (4)		OT Pty Ltd	(Comstock District)

43M/1985	80 ha	1 Oct 1986	1 Oct 07		OT Pty Ltd	(Comstock District)

19M/1995	11 ha	30 Oct 2000	1 Sep 05 (4)		OT Pty Ltd	(Comstock District)

9M/2002	11 ha	16 Oct 2003	1 Sep 05 (4)		OT Pty Ltd	Tailings purposes (Comstock District)

2M/2005	50 ha	Application			ZZE Pty Ltd	Application ONLY within EL20/2002 (Zeehan Field)

5M/2005	47 ha	Application			ZZE Pty Ltd	Application ONLY within EL/30/2002 (Comstock District)

NOTES:

(1)	Owner is appealing against the Minister for Mines intention to revoke for non-compliance with minimum expenditure commitments for first two years.

(2)	Minimum expenditure commitment was reduced to $750,000 for the first two year period, after a smaller than area applied for was granted.

(3)	First granted to Electrolytic Zinc Company of Australasia Ltd [EZ] in 1947 and acquired by Oceania Tasmania Pty Ltd in 1988.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

(4)	Owner applied for renewal for a further 10 year period on 29 September 2005, within the 30-day grace period for renewal applications for existing tenements.

ZZL, through its subsidiaries OT and ZZE, currently hold four Mining Leases (ML’s) and three Exploration Licences (EL’s) and have made applications for two additional Mining Leases (Figures 1 & 2). All the ZZL EL’s and ML’s cover the Comstock District and Zeehan Field (Blissett 1962) both of which surround the Zeehan Township. Primarily, EL30/2002, EL18/2003, ML123M/47, ML43M/85, ML19M/1995, ML9M/2002 and application ML5M/2005 lie within the Comstock District. EL20/2002 and application ML2M/2005 lie within the Zeehan Field.

4.3	ZEEHAN FIELD (INCLUDES 48 MINES/OLD WORKINGS)

ZZE holds EL20/2002, a 71 square kilometre area that is situated immediately south-east of the Zeehan Township. A retention licence RL3/1996, covers a zinc-rich slag dump (495,000 tonnes @ 13.95%Zn, 1.5%Pb, and 35g/t Ag) adjacent to the Zeehan-Strahan Rd at the former Oceana smelter site and is excluded from EL20/2002. Additionally, ML9M/1991 which lies adjacent to the current Oceana Deposit workingsis held by Zinifex Australia Limited, and is excluded from EL20/2002.

ZZE has applied for a 50 ha Mining Lease (2M/2005) that is located over the Oceana Mine workings. Application 2M/2005 is currently under consideration from Mineral Resource Tasmania (MRT).

4.4	COMSTOCK DISTRICT (INCLUDES 27 MINES/OLD WORKINGS)

ZZE holds EL30/2002, an 8 square kilometre area surrounding the Comstock group of base-metals lodes, about four kilometres west of Zeehan Township. There are some 635 hectares of exclusions relating to pre-existing tenements, including ML’s held by OT and a Retention Licence RL 5/1997, that covers Zeehan Township and the Queen Hill tin group of former mines, immediately west.

ZZE submitted a ML application (5M/2005) that covers the western extension of the Balstrup Fault over EL30/2002. ZZE received advice from the Director in a letter dated 5 September 2005, that this recommendation will not be placed before the Minister until the matter of the revocation of ELs 20/2002 and 30/2002 had been resolved by the Mining Tribunal (see note 1 in Table 1).

OT holds ML123M/1947, ML43M/1985, ML19M/1995 and ML9M/2002, contiguous tenements that cover an aggregate area of 247 hectares. Three of these MLs (123/1947, 19M/1995 and 9M/2002) expired on 1 September 2005 and are currently the subject of a renewal application lodged by OT on the 29 September 2005 for a period of another 10 years.

4.5	EXPLORATION LICENCES - UPDATES

ZZE was advised by the Minister for Infrastructure, Energy and Resources, in a letter dated 7 July 2005, that his decision to revoke EL’s 20/2002 and 30/2002 under Section 34(1) of the Mineral Resources Development Act 1995, would stand. The Minister had convened a meeting with the ZZE on 8 June 2005 regarding the issue of proceeding to revoke EL’s 20/2002 and 30/2002. ZZE has advised the Minister in a letter dated 13 April 2005, that expenditure on both EL’s for the first twoyear period was a total of $477,731 and that ZZE would commit to spend an additional $492,412 on EL20/2002 and $287,857 on EL30/2002, to cover the shortfall of actual expenditure compared to commitments.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

5370000mN
360000mE
365000mE
370000mE
N
MN
HEEMSKIRK
RD
HWY
5365000mN
MURCHISON
RD
ZEEHAN
COMSTOCK
MILL
HARBOUR
TRIAL
ZZL
EL 30/
43M/85
OCEANIA TASMANIA
PTY. LTD.
5360000mN
19M/95
OCEANIA TASMANIA
PTY. LTD.
RD
123M/47
OCEANIA TASMANIA
PTY. LTD.
HENTY
ZEEHAN
HWY
RL 9603
ENCORE METALS NL
EL18/2003
Mount
Zeehan
Oceana
ZZL
EL 20/2002
5355000mN
0
1000
2000
METRES

50 km
Hobart

ZEEHAN ZINC Ltd.

ABN 43 089 093 943

Location of the Oceania Tasmania Pty. Ltd. Mining Leases, &
ZZ Exploration Pty Ltd roads Exploration Licences.

Datum: AGD66	Date: 23-Nov-2005
Projection: AMG ZONE 55	Scale: 1:100 000

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

ZZE advised the Minister, in a letter dated 4 August 2005, that it would appeal against the decision to revoke the EL’s. Subsequently, the first hearing of the Mining Tribunal was held in Launceston on the 26 September 2005 and the discovery process initiated. A second hearing for 28 October 2005 was adjourned and the next hearing is set down for 28 November 2005.

EL20/2002 was granted on 31 January 2003 with an attaching expenditure commitment of $750,000 for the first two years. EL30/2002 was granted on the same date with an attaching first two-year period expenditure commitment of $505,000.

Information supplied to the authors by ZZE on 1 November 2005 indicates actual expenditure to 30 September 2005 was $333,582.13 for EL20/2002 and $310,909.56 for EL30/2002. This represents 44.5 per cent and 61.6 per cent respectively, of the required first two-year period expenditure.

4.6	PREVIOUS MINING ACTIVITIES

The Zeehan Zinc tenements are situated west and south of Zeehan, an important historic mining centre on the West Coast of Tasmania, a region with a long, semi-continuous history of base metal mining operations that commenced late in the 19th Century.

4.6.1	COMSTOCK DISTRICT

4.6.1.1	Historical

Knight (1997) states that the Zeehan mineral field, of which the Comstock region is part, had two major past periods of mining activity. The first from discovery in 1882 ended after the outbreak of World War I in 1914. A minor resurgence occurred between 1947 and 1960. This resulted in production of some 194,816 tonnes of lead and 26,585,000 ounces of silver. ZZE (AR,2001) record an historic mineral production from the Comstock leases area of 2,640 tonnes of zinc, 3676 tonnes of lead and 165,000 ounces of silver.

4.6.1.2	Recent Past

Trial Mining 1988-1989 by Oceania

Knight (1997) records that 7,334 tonnes of high-grade base-metal ore was shipped to the Rosebery Mill, owned and operated by Pasminco, from the South Comstock Mine (within 123M/1947) by OT in 1989. The average head grade of this shipped tonnage was 14.8% Zn and 3.6% Pb and 62 g/t Ag. Knight reports that 1,000 tonnes was also mined from the Sylvester Mine (within 43M/1986). Zeehan Zinc reported in their 2001 Annual Report that some 70,000 tonnes was mined overall.

OT files contain records that indicate Sundew Holdings Pty Ltd (Sundew) delivered (in 1997) a total of 1,347.9 tonnes of base-metal lode material with an average content of 14.5% Zn, 2.4% Pb and 45 g/t Ag to the Rosebery Mill, from the Allison’s Mine (within 123M/1947). Sundew secured a sublease agreement from OT in 1997 for mining and exploitation rights for the first 70 metres below surface within ML 43M/1985 and the majority of ML123M/1947. This sub-lease agreement has since reverted back to OT.

Mineral Exploration by others since 1990

Renison Goldfields Consolidated Exploration Pty Ltd [RGC] conducted exploration over the Comstock Group of mineralised lodes between 1990 and 1995 under a five-year option agreement with OT. RGC held an EL that surrounded the OT ML’s during this period. RGC’s exploration included geological mapping, ground magnetic surveys, soil sampling and drilling. A total of 16 holes

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

were drilled, mostly aimed at carbonate replacement style mineralisation associated with the footwall of the Balstrup Fault. An inferred resource estimate was generated by RGC over a one kilometre strike length to a depth of 480 metres, from a depth of 80 metres below surface. This estimate was generated prior to the implementation of the JORC Code. RGC estimated an inferred tonnage of mineralisation of around 6 million tonnes. Average metal contents using intercepts at or above 1% zinc, were estimated by RGC to be 5.5% zinc, 3.3% lead and 40 grams per tonne silver. RGC and Knight (1997) indicated potential exists for a smaller, higher-grade deposit if narrower intersections are selected and Swansea Mining Company Pty Ltd (a company associated with OT) estimated 2.9 million tonnes of the RGC-defined mineralisation contains an average metal content of 8.6% Zn, 4.6% Pb and 59 g/t Ag.

Western Metals Corporation Limited (WMC), the then operator of the Hellyer Mine, situated some 90 kilometres to the north, conducted some exploration under a joint venture option agreement, negotiated in 1999. WMC’s objective was to delineate additional resources of ore for the Hellyer Plant. A total of just less than 2,000 metres in three diamond core holes was completed and a deep-penetration surface Electro-Magnetic [EM] survey was completed. WMC concluded the geophysical anomalies EM and gravity, present within the OT ML’s and environs were not attributable to lead-zinc-silver mineralisation but could be explained by geology. A deep intercept about 200 metres east along strike from the best intercept achieved by RGC along the Balstrup Fault failed to intersect significant base-metal mineralisation and deep tests of fissure-style veins between Balstrup and Tenth Legion faults did not intersect base-metal mineralisation.

4.6.2	ZEEHAN FIELD

4.6.2.1	Historical

The Zeehan mineral field contains several known deposits of zinc (Zn), lead (Pb) and Silver (Ag). Between 1887 and 1913 approximately 42 mines produced 190,000 tonnes of lead, 71 tonnes of zinc and 27 million ounces (840 tonnes) of silver from pits and shallow underground workings (Blissett 1962). Underground mines were usually shallow due to the inefficiency of water pumps at the time. Zeehan (‘the Silver City”) became a large thriving centre, with an opera house and a Mining School.

Oceana Silver Mining Company formed in 1892. At that time a shaft was sunk into the Oceana Deposit (The Oceana Mine lies within EL20/2002 and is part of ZZE”s application ML2M/2005) and two drives were made. Operations produced 1,016 tonnes of ore until the shaft collapsed in 1899. Minor mining continued until 1925, see Table 4.6-1.

Table 4.6-1 Ore extracted from the Oceana Mine (McGilvray 2002)

Period	Ore (tones)	Recovered Grade			Metal Produced
		Pb (%)	Ag (g/t)		Pb (tonne)	Ag (oz Tr)
1887-1899	1,016	39	445	*	396	14,537
1906-1925	569	47	525		271	9,645
1954-1960	130,236	11	128		14,473	537,725

Total	131,821	11.5	132		15,140	561,907

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

Renewed exploration in 1954 under a Broken Hill North and South joint venture named Zeehan Mines Pty. Ltd. continued until 1960. Documented evidence of reserves at that time are found in Jack (1960).

4.6.2.2	Recent Past

More recent exploration was undertaken by the Amoco and Cyprus Gold Australia Corporation in 1978 to 1988 and Arimco Mining Pty. Ltd. in 1991. Arimco entered into a joint venture in May 1992 with Pasminco Australia Ltd.

4.7	GEOLOGY AND MINERALISATION

4.7.1	COMSTOCK DISTRICT

The Comstock District Group of tenements are situated within Proterozoic and early Palaeozoic sediments of the Oonah and Crimson Creek Formations. The sediments of the Oonah Formation are dominated by carbonate lithologies whereas the sediments of the Crison Creek Formation are dominated by argillaceous and arenaceous lithologies, with minor carbonate intercalations.

The Oonah Formation sediments have been subjected to intense deformation, manifest as tight folding with associated development of thrust faulting and normal faulting. The Crimson Creek Formation sediments appear less deformed and isoclinal folding appears absent. Devonian age grantitoids (principally the Heemskirk Granite) have intruded the Oonah and Crimson Creek Formations and are considered the source of the base-metal and tin mineralisation that is widespread throughout the Zeehan Mining District. Stocks of Heemskirk Granite are interpreted at shallow depth beneath Queen Hill and the Comstock mining precincts and these have either provided the source for mineralisation or a heat source to remobilise and focus pre-existing mineralisation.

Three styles of mineralisation are present in the Comstock region. The most prominent style, and that mined historically in the Comstock Zeehan Mining Field, is a fault-controlled lode-style veins of lead-silver mineralisation hosted by carbonate lithologies. These mostly lie outside the metamorphic aureole of the Heemskirk Granite pluton. Two sets of fault trends host this mineralisation – a series of northwest to west-northwest faults, including the Balstrup, Tenth Legion and Sylvester; and a north-northeast series of faults.

The two other styles of mineralisation that occur in the region, but have not been the subject of significant historical mining, are a sphalerite-rich base metal pyrite vein style and a magnetite-serpentinite skarn style. The latter mostly occurs inside the metamorphic aureole of the Heemskirk Granite while the former is hosted in a variety of lithologies.

4.7.2   ZEEHAN FIELD (OCEANA MINE)

The geology of the Oceana Mine deposit consists of a stratabound and discordant massive sulphide body of variable thickness, hosted in the steeply dipping Ordovician Gordon Limestone. They are bound by the underlain Moina Sandstone and the overlain Crotty Quartzite. Post mineralisation faulting cross-cuts the ores body at the Mine Fault, while the northern limit of mineralisation is truncated by the Oceana Fault. Mineralisation according to Tear (Oct 2005) tends to be along two parallel bodies, galena dominant, and sphalerite poor, with localised massive pyrite.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4.8	SITE VISIT

Andrew Habets of Pertzel Tahan and Associates, Senior Associate Consultantsof A&S, visited the Comstock property on Tuesday 1 November 2005. Mr Habets was accompanied by Paul Heath the senior mine geologist and David Tanner, Director of ZZL. A brief visit to the Oceania property was also made at that time. Inspection of exposed ore at Allisons and West Comstock was made (Appendix I - Photographs 1 – 5). No core was observed at this time, however, channel sampling, drill hole collars and selective mining material was inspected.

The site visit also looked at the current Swansea Tramway Waste Rock Dump and proposed Codisposal waste area, (Appendix I - Photographs 6 - 7) access road, (Appendix I - Photograph 8) and proposed Comstock Creek diversion from the main adit (beneath all the Comstock historical workings) to the co-disposal area (currently running into Comstock Creek – see Appendix I - Photograph 9).

4.9	RESOURCE ESTIMATES & METHODS OF ASSESSMENT

Resource estimates at Allison’s Lode, West Lode and the Balstrup Fault can be summarized as follows:

Table 4.9-1 Summary of Resource Estimates

	Tonnes	Grade Pb% / Zn% / Ag g/t	Source
Allison’s Lode
Measured[1]	4,700	7.1 / 15.8 / 217	Cotlco Feb 2005
Inferred	43,700	2.2 / 4.8 / 14	Cotlco Feb 2005
Measured[2]	7,420	8.6 / 16.3 / 277	Cotlco Sept 2005
Inferred	26,150	1.9 / 7.0 / 35	Cotlco Sept 2005
Indicated	30,160	2.0 / 7.2 / 36	Cotlco Sept 2005
Measured[3]	35,252	1.5 / 5.7 / 29.1	SMG Consultants Nov 2005
Indicated	59,412	1.08 / 4.77 / 22.8	SMG Consultants Nov 2005
Inferred	3,563	0.67 / 2.25 / 17.1	SMG Consultants Nov 2005
Estimate (to 50m)	250,000	4.5 / 14 / 90	BDA Aug 2000
Estimate (to 30m)	130,000		Coffey Geosciences Jun 2000
West Comstock
Measured	4,600	12.3 / 10.6 / 140	Cotlco Feb 2005
Inferred	12,670	13.4 / 13.6 / 160	Cotlco Feb 2005
Measured	5,070	3.2 / 4.1 / 40	Cotlco Sept 2005
Inferred	12,710	1.7 / 4.3 / 24	Cotlco Sept 2005
Balstrup
Inferred	6,000,000	3.3 / 5.5 / 40	RGC May 1993
Inferred	2,900,000	4.6 / 8.6 / 59	RGC 1994 (?)
	5,100,000		WMR 2000
Inferred	4,600,000	3.3 / 5.7 / 35	Cotlco Feb 2005

[1]	Includes 1,400t (measured) stockpiled @15.5%Pb, 21.5%Zn, 540g/t Ag near the ZZL plant.

[2]	Includes 3,300t (measured) stockpiled @15.5%Pb, 21.5%Zn, 540g/t Ag near the ZZL plant.

[3]	Excludes 3,300t (measured) stockpiled @15.5%Pb, 21.5%Zn, 540g/t Ag near the ZZL plant.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4.9.1	ALLISON’S LODE

Cotlco (Sept 2005) has defined an open pit resource to RL 264m. The ‘Polygons of Influence’ method was used and a density of 3.8tcm applied to data gathered from 12 diamond drill holes drilled by ZZE during early 2005, and 5 pit channel traverses completed by OT during 2000. A total of 7,420t @ 16.3% Zn, 8.6% Pb and 277g/t Ag has been included in the measured category and is in accordance with the Joint Ore Reserves Committee (JORC) guidelines on the Australasian Code for the Reporting of Mineral Resources and Ore reserves (2004). Cotlco (Sept 2005) concludes, “This stems mainly from the variability of the mineralization, as to both grade and thickness as well as the need for regular spaced drilling”. A subsequent field visit by Andrew Habets of Pertzel Tahan and Associates consulting geologists, confirmed the variability of the mineralization ranging from massive sulphide pods, up to metres in diameter, to disseminated patches of low grade mineralization in a decayed dolomite. Cotlco (Sept 2005) concludes that “it is relatively clear from drill hole intercepts that Allison’s thins markedly at depth”.

SMG (Nov 2005) has defined an open pit resource to RL270 for the remaining in situ ore in Allison’s Lode. An inverse distance squared method was used to calculate the resource and various density scenarios used (3.3tcm being the final reported density). While Simon Tear from SMG (Nov 2005) concluded that: “Statistical analysis indicated that the channel sample assay data”, carried out by Heath (2001) on a 20m interval “ was not compatible to core data for calculation purposes”, he has however, determined that there is a continuity in ore blocks south of 5360620N.

The contrast between the Cotlco (Sept 2005) ‘Polygon of Influence’ model and that of SMG (Nov 2005) ‘Block’ model is centered on the length and following resource category of the data from hole SY037. While Cotlco (Sept 2005) uses a 2m intercept SMG (Nov 2005) uses a 14m intercept “based on statistical data and the author’s field observations and mapping over the past six years”. Such discrepancies are only resolved by closer spaced drilling. It is worth noting that from the five channel samples conducted by Heath (2001), that only one channel still remains across the current total width of Allison’s Lode. The remaining channel is, Traverse A, and is recorded in Heath (2001) showing a horizontal intercept of 19m @ 11.84% Zn, 3.57% Pb, and 52 g/t Ag. The remaining four channels have been mined and placed on the high-grade stockpile near the Gravity Plant.

4.9.2	WEST COMSTOCK LODE

Cotlco (Sept 2005) estimated the resource at West Comstock by a calculation of average volumes using the intercept from nine drill holes, grab samples, and using a density of 3.8tcm. The downgrading of ore grade by Cotlco (Nov 2005) from the previous estimate in Cotlco (Feb 2005) has been noted. This has been attributed to an additional nine drill holes being drilled after the Cotlco (Feb 2005) report, and grade differences between the original surface sampling (pit grab samples) and drill hole intercepts. Hence, Cotlco (Nov 2005) has classified the top 4m as Measured as defined by JORC, with the remainder being classified as Inferred.

West Comstock is a recent discovery, previously having been covered with waste from the South Comstock open pit during 1989 mining operations by OT. While it is most likely an extension (either off set or continuous) of the old open pit operation, it requires a systematic close spaced drill programme to further define the nature of mineralization and lift the level of classification and volume as defined by JORC.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4.9.3	BALSTRUP FAULT

Mineralisation in the footwall of the Balstrup Fault is over a kilometre in strike length with 16 holes drilled by RGC in the early to mid 90’s (referred to as the Sylvester deposit). Cotlco (Feb 2005) estimated the resource at Balstrup Fault using ‘Polygons of Influence’ for weighted grade estimations from five of the RGC drill holes and indicates that part of the mineralisation extends into ZZE’s EL30/2002. While it is agreed with BDA 2000 that many of the drill holes are likely to have stopped short of their intercepts, it would be recommended that closer-spaced and systematic drilling be completed to enable to raise the category of this resource into Indicated and Measured.

4.9.4	OCEANA

Resource estimates at the Oceana Deposit have been summarized in Table 4.9-2.

Table	4 9-2 Resource estimates at the Oceana Deposit.

Tonnes (m)	Grade Pb% /Zn% /Ag ppm	Category	Source / Reference
2.5	9.4 / 4.0 /75	Inferred[1]	Cyprus (1988)
2.5	7.5 / 2.6 / 50	Inferred[1]	Pasminco (1994)
2.1	9.2 / 2.6 / 88	Inferred[2]	Cotlco (Feb 2005) Open pittable to approx. 170m
0.21	7.5/ 1.7 / 57	Inferred[2]	Cotlco (Sept 2005) Open pittable to 50m
4.0	19.4 / 4.0 / 106		Amoco Minerals (1978)
1.69	8.0 / 4.0 / 66		EZ March 1983 (Paul Joyce)
0.14	12/2.8/62.4 (2.2OZ)		Cordery 1998 / Mancala 1999 (0-50m)
2.25	7.5 / 2.6 / 51	Inferred[1]	Saxon (1995)

[1]	The above figures may NOT necessarily be JORC compliant.

[2]	The above figures are compliant with JORC.

The Cyprus Gold (1998) resource model evaluation, included an open pittable resource between the Oceana and Mine Fault to a depth of 50m:

0-50m 578,000 tonnes @ 4.3% Pb, 1.9% Zn, 31g/t Ag

An interoffice memo from Cyprus Gold dated 14 March 1988 concluded that “No reliable drill holes have been drilled in the upper 100m of the deposit between 3600N and 3700N (local grid). Most reserves are based on projection of trench results and shallow drilling. Further shallow drilling is required.”

Furthermore, SMG (Oct 2005) concluded in his Surpac model that the database does not include resources south of the Mine Fault (3500N local grid) as that “resource has been mined out”. Paul Joyce 1988 was encouraged by results of trenching in this area:

12m @ 9.9% Pb, 0.9% Zn, 52 g/t Ag

10m @ 11.8% Pb, 0.9 Zn, 172 g/t Ag

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

The revised Cotlco (Sept 2005) resource model includes an open pittable resource to 50m depth using all surface drill hole intercepts, trenching data, three additional reverse circulation holes and five trenches carried by ZZE during early to mid-2005. The Cotlco (Sept 2005) model estimates a resource from 3375N to 3725N (i.e. 250m). This with the SMG (Oct 2005) Surpac model and would include 125m of material that is assumed to have been mined out (even at a depth of 0-50m). A comprehensive and systematic infill drilling programme, focusing on the proposed pit area and to propose the mine depth, would be required to bring the resource out of the inferred category. This is confirmed by Tear October 2005 in cross sections between 3500N and 3740N and his level plans over 100m i.e. 1100RL and 1200RL.

This deposit has a history of profitable mining both above and below ground. More recently open pittable resource to 50m has been identified by a number of organizations. Some trenching results have been very promising (compatibility between trench sampling and drill sampling is unknown).

4.10	SAFETY, ENVIRONMENT AND REHABILITATION

By letter dated 19 July 2001 West Coast Council granted approval for ZZL to establish a minerals processing plant for the milling and floatation of lead and zinc ores on land at Comstock Creek, on Trial Harbour Road, Zeehan. Certain conditions for the approval required the company to seek Council approval to re-align the Trial Harbour Road and to up-grade the road in certain places. Additionally, there are numerous requirements under the Environment Management and Pollution Control Act 1994 that must be adhered to. Schedule 2 of the Permit covers Environmental Conditions and states that “the person responsible for the activity (or activities) must not produce or process more than 200,000 tonnes of minerals per annum.” A&S notes that maximum design production capacity of the plant is approximately 400,000 tonnes per annum. In discussions with directors and management at ZZL A&S was assured that once production was commenced that a new planning application seeking an increase in annual production would be obtained. We are not able to comment on the validity of these sentiments but in our modelling have developed NPV values for both 200,000 and 400,000 production scenarios.

The Permit also establishes reporting and operations practices which must be adhered to. Additionally, management practices for water, waste rock tailings, rehabilitation, emmissions and monitoring are clearly established. A&S is not aware of any changes to these conditions since the Permit was approved.

During November 2005 Coffey Geosciences Pty Ltd (Coffey) undertook a Mine Design assignment for the Allison’s Pit. This work was based on the resource update produced by SMG Consultants (SMG). In its report Coffey reviewed the SMG resource data and re-designed the pit “more likely to reflect the mining outline required to generate an ore reserve estimate than was produced in earlier work”. As part of this process Coffey reviewed the potential for acid production from the waste material from the operations and concluded that “given the relatively small volumes of phyllite (carbonate) material in relation to total waste rock (host rock) it is likely that an efficient encapsulation or containment program can be adopted to eliminate effects of acid leaching”.

4.11	VALUATION OF MINERAL ASSETS

4.11.1	VALUATION SUMMARY

Table 4.11-1 provides our valuation estimates and the valuation method for ZZL’s mineral assets. The valuation method is discussed in detail in Section 2. As shown in Table 4.11-1 we estimate the value of the mineral assets of ZZL at 25 November 2005 to be between $112.4 million and $190.1 million.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

Table 4.10-1: Valuation of Mineral Assets of ZZL at 25 November 2005– Summary

Asset	Valuation Method	Value
		Low		High
Allison’s, Comstock, Balstrup	NPV of discounted future cash flows	$93.5	m	$166.5	m
Fault, Main Lode and Ocean
Deposits
EL 20/2002, EL 30/2002, EL	Multiple of Exploration Expenditure	$18.9	m	$23.6	m
18/2003

Total		$112.4	m	$190.1	m

4.11.2	VALUATION OF DEVELOPMENT PROPERTIES

4.11.2.1	Introduction

Several companies and consultants have in recent times undertaken commercial and or technical assessments as part of a process of review and valuation of ZZL. In November 1997, JM Knight & associates Pty Ltd (“Knight”) prepared an Information Memorandum for the Comstock Silver Lead Zinc Prospect. The memorandum discussed several features of the deposit including a section dedicated to prospectivity. Support for the findings of the Knight report was provided by Australian Mining Consultants (“AMC”) subject to the usual disclaimers. During June 2000 Simon Tear of Benmore Exploration Pty Ltd provided a review of the geology of the Comstock Prospect with particular emphasis on the Allison’s Lode.

Behre Dolbear Australia Pty Ltd (“BDA”) provided in August 2000 an Interim Report and Valuation of the Comstock Property. In Feburary 2003 and again in September 2005 BDA provided a Business Plan for ZZL. During May 2002, ZZL produced a Finance Proposal – Progress Report for the processing plant. In February of 2005, Dr John Cottle of Cotlco Pty Ltd was commissioned to provide a JORC compliant resource classification for the properties owned by ZZL. In September 2005, Dr Cottle undertook a resources estimation and classification update on his earlier work as a result of additional drilling and sampling that had been carried out by ZZL on the West Comstock and Allison’s lodes and the Oceana deposit. Dr Cottle concluded that “due to the sparcity of samples no geostatistical analyis, variography or kriging was able to be carried out on the data or applied during resources estimation and classification. Resource estimates were made on the basis of ‘polygons of influence’ attached to each drill hole intercept or surface sample point.” The results of Dr Cottle’s findings are displayed in Tables 4.9-1 and 4.9-4. Also, during November 2005, Simon Tear of SMG Consultants (“SMG”) was commissioned by ZZL to provide a measure of the resource for the Allison’s lode and to classify the resources to JORC standards. SMG generated a block model using Surpac software and the results of that work are displayed in Table 4.9-1.

In September 2005, ZZL commissioned A&S to provide it with a review and valuation of its mineral assets. To this end A&S has reviewed the mining development project, resources estimations supplied to it by ZZL and worked closely with ZZL directors and management to review the technical and financial input details to a financial model of the development project supplied by ZZL.

A&S reviewed the ZZL financial model and used it in valuing the mineral assets using the Net Present Value of Discounted Future Cash Flows method. A&S reviewed the data inputs to the model that involved geological resources, assumptions for mine planning, production schedules, metal recovery rates, metal concentrates, operating costs, transporation costs, metals prices and any other inputs that were regarded as being within A&S sphere of knowledge.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4.11.2.2	Valuation Assumptions for Development Properties

The ZZL model was prepared in nominal (inflation adjusted) terms.

The assumptions reviewed and adopted by A&S for input to the financial model included:

•	Production volumes and timing assumptions;

•	Ore metal grades;

•	Metal recovery factors

•	Contained metals in concentrates

•	valuation scenarios;

•	capital expenditure, working capital and financing assumptions;

•	metal price assumptions; and

•	exchange rate assumptions.

These assumptions were compiled in conjunction with discussions and information provided by management of ZZL and from the A&S network. A&S reviewed all of these assumptions for reasonableness in order to verify their use in the valuation model.

In providing our valuations of the ZZL development project and its mining leases our basic assumption is that the mineral assets of ZZL are the Comstock development project and the Ocean deposit.

The principal assumptions adopted in our valuation of the Yarrabee mine are set out in Table 4.11-2.

Table 4.11-2. Principal valuation assumptions of ZZL

Factor	Assumption
	Low	High
Operations:
Production:
Life of Mine	10 years	10 years
Annual Production (tonnes)	200,000	400,000
Total production (tonnes)	1.86 million	3.46 million
Recovery into a pre-concentrate (zinc)	88.0%	88.0%
Recovery into a pre-concentrate (lead)	84.0%	84.0%
Recovery into a pre-concentrate (silver)	85.0%	85.0%
Mining costs (A$/t Year 1)	14.00	14.00
Average proportion of main product washed	19.0%	19.0%
Costs:
Administration and Overhead costs (A$ per annum)	0.3 million	0.3 million
Insurance, Leases, Exploration (A$/t)	4.99	4.99
Milling Costs (A$/t)	10.08	10.08
Other:
Final rehabilitation costs (A$)	0.95 million	0.95 million
Median capital expenditure per annum (A$ per annum)	0.7 million	0.7 million
Financial:
Long-term lead price (US$/t)	950.00	950.00

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

Factor	Assumption
	Low	High
Long-term zinc price (US$/t)	1500.00	1500.00
Long-term silver price (US$/oz)	8.00	8.00
Long-term exchange rate US$/A$	0.70	0.70
Interest Rate (%)	8.5	8.5
Royalty (%)	4.00	4.00
Discount Rate (%)	10.0	10.0
CPI (%)	3	3

As the model utilises nominal values an indexation factor has been applied to these costs.

4.11.3	Valuation of Development Properties

The value of the development assets of ZZL has been estimated by using the Net present Value of Future Cash Flows method. In our calculations we have assumed that ZZL is successful in retaining the rights to mine the Comstock and Oceana areas. We have used two production scenarios but maintained constant contained metals grades and pricing scenarios, based on lead, zinc and silver price assumptions determined from historic and assumed prices to produce a lowand high value range. The low range production scenario involves the production of a maximum of 200,000 tonnes per annum which is in accord with the Permit issued by the West Coast Council while the high range production scenario involves the production of a maximum of 400,000 tonnes per annum which approximately equates with the maximum design capacity of the current plant.

Based on our review of the assumptions input to the financial model we have determined that the value range of the ZZL development projects area to be between $93.5 million and $166.5 million.

Table 4.11-3 Valuation of ZZL Development Projects

Valuation	Low	High
Allison’s, Comstock, Balstrup Fault, Main Lode and Ocean Deposits	$93.5 million	$166.5 million

4.11.3	VALUATION OF EXPLORATION ASSETS

4.11.3.1	Introduction

In addition to its development properties ZZL also holds ownership of three Exploration Licences. These are EL 20/2002, EL 30/2002 and EL 18/2003.

Information regarding the geology and mineralisation recorded within these tenements is provided in Section 4.7 above.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

4.11.3.2   Valuation of Exploration Interest

A range of values has been placed on ZZL’s exploration licences using the Multiple of Exploration Expenditure Method. Records of exploration expenditure for these areas have been reviewed commencing from 1980 through to November 2005. Table 4.11-4 illustrates the exploration expenditures and A&S’ perceived effective exploration value attaching to each. Having reviewed these exploration expenditures for this period we determined that a total of $9.45 million worth of effective exploration expenditure has been incurred on the properties during this period.

Based on the geological information available on the exploration properties we have determined that Prospectivity Enhancement Multipliers in the range 2 to 2.5 are realistic given that the exploration activities have shown that the area contains a considerable number of minor mines and workings but that to date none of these have received enough attention to warrant defining them within mining leases.

Table 4.11-4: Exploration expenditures on predecessor and current exploration licences

Year	Description	Effective Exploration Amount
1980 - 1990	Drilling, geophysical surveys, assaying, South Comstock mine development	$1.50	m
1990 - 1995	RGC exploration	$1.60	m
1996 - 1999	Aerial EM, gravity modelling, general admin., consultants, computer modelling,	$0.50	m
2000	(Oceania Tasmania P/L) general exploration (not detailed)	$1.99	m
2001	(Oceania Tasmania P/L) near mine exploration	$1.32	m
2002	OT near mine exploration	$0.44	m
2003	(ZZ Exploration P/L) ELs, 20/2002, 30/2002, 18/2003	$0.49	m
2004	(ZZ Exploration P/L) ELs, 20/2002, 30/2002, 18/2003	$0.43	m
2005	(ZZ Exploration P/L) ELs, 20/2002, 30/2002, 18/2003	$1.18	m

Total		$9.45	m

ZZL holds a 100% interest in all of the permits. A value has been placed on ZZL’s exploration interests in the range $18.9 million to $23.6 million.

Table 4.11-5: Valuation of Exploration Permits

Item	Low Value		High Value
Effective Exploration Expenditure	$9.45	m	$9.45	m
Prospectivity Enhancement Multiplier	2		2.5
Equity holding (%)	100%		100%

Value	$18.9	m	$23.6	m

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

5	REFERENCES

5.1	ACCESS TO SENIOR MANAGEMENT

In undertaking the review and valuations A&S received good cooperation from directors and management of ZZL. Within the time available and the availability of management, we are satisfied that we obtained sufficient information to be confident that our observations reasonably reflect the current situation at ZZL.

5.2	SOURCES OF INFORMATION

A&S’ consultants possessed some prior knowledge about the assets of the company although they had not personally visited any of the properties. The knowledge that they did possess came from a variety of sources, including discussions with previous and current consultants to ZZL, consulting assignments on similar exploration projects, specialist industry intelligence reports, competitive analyses and acquisition intelligence.

More detailed technical, commercial and financial information was supplied by ZZL and a list of these references is to be found in Appendix II.

5.3	BUSINESS AND TECHNICAL PLANNING SYSTEMS

The principal source of reliability in future projections is the quality of technical and business planning that goes into developing the projections themselves. A&S believes that ZZL has access to the technical and business planning resources and processes necessary to provide reasonable projections.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

6	GENERAL

6.1	QUALIFICATIONS

Anderson & Schwab is a management and financial consulting firm that has specialised in providing its services to the minerals industry for the past forty years. Its Australian subsidiary (Anderson & Schwab Australia Limited) was established in 1997.

Anderson & Schwab was the technical specialist to Morgan Stanley Australia Ltd when that firm provided the Specialist’s opinion concerning the dual listing of RTZ-CRA in 1995. The company reviewed all of the global operations of both companies and assessed the value of their respective exploration interests. In 1996, it was the lead consultant in advising Australian Diamond Exploration NL in response to a takeover offer by Ashton Mining Limited. A&S has provided Specialist’s advice to Grant Samuel when that company provided an Independent Expert’s Report to Aberfoyle Limited in relation to the takeover offer by Western Metals NL. It also provided Specialist’s advice to Grant Samuel and to KPMG Corporate Finance when both of those organisations provided the Expert’s Reports on the takeover offer by Rio Tinto for North Limited and Ashton Mining Limited respectively. Anderson & Schwab formed part of the project team that undertook a review of the mining, environmental, legal and economic issues associated with the Ok Tedi Mine, PNG; reviewed and valued the coal assets of PT Kideco, a 12 million tonne per annum Indonesian based coal mining and exporting company, formed part of the strategic review team that evaluated and valued the WMC Corridor Sands Project, and most recently reviewed and valued the minerals assets and Stuart Oil Shale Project of Southern Pacific Petroleum .

Ian Buckingham, Managing Director of Anderson & Schwab Australia, is the firm’s lead consultant in preparation of this opinion for ZZL. Mr Buckingham was the leader of A&S’ teams that worked on the Aberfoyle, North’s, Ashton, WMC, Ok Tedi, PT Kideco, Corridor Sands and Southern Pacific Petroleum’s valuation assignments. He has also undertaken a number of strategic development assignments on behalf of global mining groups.

Ian holds an MBA from RMIT University, Bachelor of Applied Science (Applied Geology) from the Victorian Institute of Colleges and Fellowship and Associateship Diplomas in Geology from the Royal Melbourne Institute of Technology. He is a MPESA and MAAPG. Ian is amember of the Valmin Committee that has recently completed a review and up date of the Valmin Code for use in valuing mineral assets.

Ian commenced his career as a base metals, gold and diamonds exploration geologist before moving into gas engineering and petroleum exploration and development. He then established himself as a resources analyst in stock broking and investment banking where he analysed, evaluated and developed financial models for major mining and energy companies. Since joining Anderson & Schwab he has worked on many projects where his knowledge and expertise in areas such as due diligence, valuation, commercial and technical analyses, concept and strategic development, financial modelling and general mining management have been required.

6.2	FEES

A&S will be paid a professional fee plus reasonable expenses for the preparation of this report. The fee is not contingent on the conclusions set out in the report, or the conclusion of the proposed transaction.

6.3	COMPLIANCE

This report has been prepared in compliance with the requirements of the “Code and Guidelines for Technical Assessment and/or Valuation of Mineral and Petroleum Assets and Mineral and Petroleum Securities for independent Expert Reports” (The VALMIN Code).

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

6.4	DECLARATION

A&S has not previously worked on any assignment associated with ZZL.

Neither A&S nor any of the contributors to this report have any business relationship with ZZL or with any companies associated with those companies that could reasonably be regarded as being prejudicial to their ability to give an unbiased and independent assessment.

There is no present agreement, arrangement or understanding that A&S will at any time in the future undertake any assignment for ZZL or any company or organisation associated with them.

Other than as set out herein, neither A&S nor any of their associates nor any other person who contributed to this report has any interest in the companies that are the subjects of this report.

6.5	INDEMNITY

A&S and their associates have been indemnified by ZZL as to damages, losses and liabilities relating to or arising out of their engagement that do not arise from the fault of A&S or their associates.

6.6	CONSENT

A&S has given its written consent to ZZL to use this report in its fund raising and/or financing efforts and to be provided to ZZL shareholders, pursuant to Australian regulatory requirements. As of this date, A&S has not withdrawn its consent. A&S has not been involved in the preparation of, or authorised or caused the issue of any other part of any documentation that may be provided by ZZL to its shareholders, or to potential financiers other than this report.

Neither the whole, nor any part of this report, nor any reference thereto, may be included in or with, or attached to any document or used for any other purpose without the prior written consent of A&S to the form and context in which it appears and the purpose of its use.

All of the persons involved in the preparation of this report have consented to the use of this assessment report, for the purpose stated above and in the form and context in which it appears.

6.7	LIMITATION

The statements and opinions contained in this report are given in good faith and, to a considerable extent, reliance has been placed on the information provided by ZZL. All such information has been presented in a professional manner and A&S believes, on reasonable grounds, that it is true, complete as to material details, and not misleading. The work undertaken for the purpose of this report in no way constitutes a technical audit of any of the assets or records reviewed, and A&S does not warrant that its inquiries have realised all of the matters that an audit might disclose. A&S in no way guarantees or otherwise warrants the achievability of the forecasts of future production and costs used in valuations in this report.

Review and Valuation of the Mineral Assets of Zeehan Zinc Limited

6.8	FACTUAL AND CONFIDENTIALITY REVIEW

A draft copy of this report was provided to officers of ZZL for comments as to confidentiality issues, errors of fact or misinterpretation, or substantive disagreements on the assumptions that A&S has adopted. While A&S has withheld certain information deemed by ZZL to be confidential and included minor corrections and amendments in this final report as a result of comments received, neither the methodology nor conclusions were amended.

A&S gratefully acknowledge the assistance provided by the Directors and management of ZZL in facilitating the preparation of this report.

ANDERSON & SCHWAB AUSTRALIA LIMITED

Ian Buckingham Managing Director

APPENDIX I –PHOTOGRAPHS

Photographs 1- 5: Exposed ore at Allison’s and Comstock.

Photograph 1

Photograph 2

1 December 2005	Page I

Photograph 3

Photograph 4

1 December 2005	Page II

Photograph 5

Photographs 6 – 7: Swansea Tramway Waste Rock Dump and proposed co-disposal waster area.

Photograph 6

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Photograph 7

Photograph 8: Access Road

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Photograph 9: Proposed Comstock Creek diversion from main adit (beneath all the historic

Comstock workings) to the disposal area.

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APPENDIX II – REFERENCES

Cottle, J. W. (2005) Mining Licenses: 43M/85, 19M/1995, 123M/47 & 9M/2002: Exploration Licenses: 20/2002 and 30/2002 Western Tasmania – Resources Estimation and Classification (February 2005), Kew: Cotlco Pty. Ltd. for Zeehan Zinc Limited.

Cottle, J. W. (2005) Mining Licenses: 43M/85, 19M/1995, 123M/47 & 9M/2002: Exploration Licenses: 20/2002 and 30/2002 Western Tasmania – Resources Estimation and Classification Update (September 2005), Clifton Springs: Cotlco Pty. Ltd. for Zeehan Zinc Limited.

Adabi, M. H., (1999) Comparison between Comstock and Renison Mines (September 1999), Oceania Tasmania Pty. Ltd. and Bass Resources NL.

Cordery, G.R. 1998. RL 8809 Oceana, Zeehan Tasmania. Project Review and Resource Potential. Unpublished. Mancala Report No. Oceana498.doc, May 1998.

Cottle, J. W. (2005) Mining Licenses: 43M/85, 19M/1995, 123M/47 & 9M/2002: Exploration Licenses: 20/2002 and 30/2002 Western Tasmania – Resources Estimation and Classification (February 2005), Kew: Cotlco Pty. Ltd. for Zeehan Zinc Limited.

Cottle, J. W. (2005) Mining Licenses: 43M/85, 19M/1995, 123M/47 & 9M/2002: Exploration Licenses: 20/2002 and 30/2002 Western Tasmania – Resources Estimation and Classification Update (September 2005), Clifton Springs: Cotlco Pty. Ltd. for Zeehan Zinc Limited.

Cyprus Gold Australia Corporation, June 1988 Feasibility Study Retention Licence. Application, Oceana Zeehan. Report 574, Part 2, Project A-78-60 DEV349

Elmer, T., 1994, Sylvester Mining Review, Renison Goldfields Consolidated Pty Ltd for RGC Exploration

Geltson, R. (2005) Appendix 8: Oceana Deposit – Costean Sample Locations, SGS Lab Results, Costean Photos (January 2005), Burnie: SGS Burnie.

Heath, P. (2001) Comstock Silver Lead Zinc Mine: Ore Assay Report and Drill Logs (Revised 12th of February 2001), Tasmania: For Zeehan Zinc Pty. Ltd.

Heath, P., 2003, Annual Report for Period ending Dec 2003, Zeehan Mineral Field, Zeehan Zinc Exploration March 2004

Heath, P. (2005) Summary of Mining & Exploration Operations: 1 July 2004 to 30 June 2005, Hobart: Zeehan Zinc Limited.

Ingham, P. (1988) Oceana Project, Tasmania Retention License Application Feasibility Study: 574 Part 2 (June 1988), Cyprus Gold Australia Corporation.

Jack, R., 1960. Report on the Oceana Mine, Zeehan. Tech. Rep. Dep. Min. Tas., 5, pp.77-88.

Joyce, P., Interoffice Memo March 1988, Cyprus Gold Corporation

Knight, J. M. (1997) Comstock Silver Lead Zinc Prospect Information Memorandum (November 1997), J.M. Knight & Associates Pty. Ltd. for Oceania Tasmania Pty Ltd and Swansea Mining Company.

O’Toole D. & Thomas, S. (2002), Allison Pit Redesign Comstock Mine, Zeehan (March 2002), Coffey Geosciences Pty. Ltd. for Oceania Pty. Ltd.

RGC Exploration Limited, 1993, A summary review of the Zeehan (Sylvester) Project, May 1993, prepared on behalf of Renison Ltd

1 December 2005	Page VI

Richardson, S. (2000) Comstock (Zeehan) Project: ML123ZM/85 and ML19M/95 Final Report (January 2000) Volume 1of 2, Townsville: Western Metals Resources Limited, Townsville Exploration Office.

Saxon, M. S., 1995. Oceana RL 8809 JV annual report September 1994 – 1995.

Pasminco Exploration: report number T95-14.

Stephenson, P. R., (2000) Comstock Property – Zeehan – Tasmania: Interim Report and Valuation (August 2000), North Sydney: Behre Dolbear Australia Pty. Limited.

Tanner, D. A. (2005) Application for Mining Lease EL30/2002 (July 2005), Hobart, ZZ Exploration Pty. Ltd.

Unknown, (1996) Exploration by McCormick Civil Constructions Pty. Ltd. of MLs 123M/47 & 43M/85 Sublease (Zeehan District) Year ended 30th June 1996, Exergy Pty. Ltd.

Unknown, (1998) Development Proposal and Environmental Management Plan for Level 2 Activity Comstock and Sylvester Trial Harbour Road West of Zeehan Tasmania (January 1998), Sundew Holdings Pty. Ltd.

Unknown, (2001) Project No.: 1665 - Metallurgical Testwork on Comstock Ore for Zeehan Zinc Pty. Ltd. (June 2001), Independent Metallurgical Laboratories Pty. Ltd.

Unknown, (2001) Zeehan Zinc Limited Annual Report 2001: Comstock Silver Lead Zinc Mining and Processing Project (February 2001), Hobart: Zeehan Zinc Limited.

Unknown, (2001) Zeehan Zinc Limited Annual Report 2001: Appendices, Hobart: Zeehan Zinc Limited.

Unknown, (2002), Zeehan Zinc Limited Finance Proposal – Progress Report – Processing Plant (May 2002), Hobart: Zeehan Zinc Limited.

Unknown, (2002) Zeehan Zinc Limited Consolidated Financial Report for the year ended 30th June 2002, Hobart: Zeehan Zinc Limited.

Unknown, (2003) Zeehan Zinc Limited Business Plan (February 2003), Brisbane: BDR Consulting Pty. Limited.

Unknown, (2003) Zeehan Zinc Limited Consolidated Financial Report for the year ended 30th June 2003, Hobart: Zeehan Zinc Limited.

Unknown, (2004) Zeehan Zinc Limited Consolidated Financial Report for the year ended 30th June 2004, Hobart: Zeehan Zinc Limited.

Unknown, (2005) Zeehan Zinc Limited Business Plan (October 2005) Update of Financial Aspects, Brisbane: BDR Consulting Pty. Limited.

Western Metals Resources Ltd, 2000. Comstock (Zeehan) Project, ML 123M/47, ML 43M/85, ML 19M/95, Final Report, Jan 2000, Repo No TAS0038-01/00

1 December 2005	Page VII